• Filed by Sempra Energy Pursuant to Rule 425 under the Securities Act of 1933 • Subject Company: Sempra Energy • Registration Statement File No.: 333-252030 SEMPRA ENERGY Exchange Offer Process Overview and Key Transaction Benefits for IEnova Shareholders April 2021• Filed by Sempra Energy Pursuant to Rule 425 under the Securities Act of 1933 • Subject Company: Sempra Energy • Registration Statement File No.: 333-252030 SEMPRA ENERGY Exchange Offer Process Overview and Key Transaction Benefits for IEnova Shareholders April 2021

SAFE HARBOR (1/2) Additional Information and Where to Find It The exchange offer has been submitted to shareholders of Infraestructura Energética Nova, S.A.B. de C.V. (IEnova) for their consideration. In connection with the exchange offer, Sempra Energy has filed a registration statement on Form S-4 (File No. 333-252030) with the U.S. Securities and Exchange Commission (SEC) that includes a prospectus relating to the offer and sale of the Sempra Energy common stock to be issued in the exchange offer, which registration statement has been declared effective by the SEC, and has filed a prospectus and exchange offer documents with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) which has been approved by the CNBV (such registration statement, the prospectus included therein, and prospectus and exchange offer documents are referred to collectively as the Offer Documents). Shareholders are urged to read the Offer Documents carefully and in their entirety, along with any other relevant documents or materials filed or to be filed with the SEC or the CNBV in connection with the exchange offer or incorporated by reference therein, because they contain important information about the exchange offer and the parties thereto. The Offer Documents are available free of charge at the SEC’s internet website, www.sec.gov, and on the CNBV’s website, www.gob.mx/cnbv. The Offer Documents may also be obtained free of charge by directing a written request to Sempra Energy, Attn: Corporate Secretary, at 488 8th Avenue, San Diego, California 92101. Neither this document nor the information contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States or Mexico will be made except pursuant to the Offer Documents and by means of the prospectuses included therein and the related materials filed with the SEC and the CNBV. Certain Information Concerning Participants Sempra Energy and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of tenders of securities in connection with the proposed exchange offer. Information about Sempra Energy’s directors and executive officers is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on February 25, 2021. Forward-Looking Statements This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions with respect to the future, involve risks and uncertainties, and are not guarantees. Future results may differ materially from those expressed in any forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this document. We assume no obligation to update or revise any forward- looking statement as a result of new information, future events or other factors. Forward-looking statements in this document include any statements regarding the ability to complete the proposed transactions described herein on the anticipated timeline or at all, the anticipated benefits of these transactions if completed, the projected impact of these transactions on Sempra Energy’s performance or opportunities, and any other statements regarding Sempra Energy’s expectations, beliefs, plans, objectives or prospects or future performance or financial condition as a result of or in connection with these transactions. In this document, forward-looking statements can be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “projects,” “forecasts,” “should,” “could,” “would,” “will,” “confident,” “may,” “can,” “potential,” “possible,” “proposed,” “in process,” “under construction,” “in development,” “target,” “outlook,” “maintain,” “continue,” or similar expressions, or when we discuss our guidance, priorities, strategy, goals, vision, mission, opportunities, projections, intentions or expectations. 2SAFE HARBOR (1/2) Additional Information and Where to Find It The exchange offer has been submitted to shareholders of Infraestructura Energética Nova, S.A.B. de C.V. (IEnova) for their consideration. In connection with the exchange offer, Sempra Energy has filed a registration statement on Form S-4 (File No. 333-252030) with the U.S. Securities and Exchange Commission (SEC) that includes a prospectus relating to the offer and sale of the Sempra Energy common stock to be issued in the exchange offer, which registration statement has been declared effective by the SEC, and has filed a prospectus and exchange offer documents with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) which has been approved by the CNBV (such registration statement, the prospectus included therein, and prospectus and exchange offer documents are referred to collectively as the Offer Documents). Shareholders are urged to read the Offer Documents carefully and in their entirety, along with any other relevant documents or materials filed or to be filed with the SEC or the CNBV in connection with the exchange offer or incorporated by reference therein, because they contain important information about the exchange offer and the parties thereto. The Offer Documents are available free of charge at the SEC’s internet website, www.sec.gov, and on the CNBV’s website, www.gob.mx/cnbv. The Offer Documents may also be obtained free of charge by directing a written request to Sempra Energy, Attn: Corporate Secretary, at 488 8th Avenue, San Diego, California 92101. Neither this document nor the information contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States or Mexico will be made except pursuant to the Offer Documents and by means of the prospectuses included therein and the related materials filed with the SEC and the CNBV. Certain Information Concerning Participants Sempra Energy and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of tenders of securities in connection with the proposed exchange offer. Information about Sempra Energy’s directors and executive officers is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on February 25, 2021. Forward-Looking Statements This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions with respect to the future, involve risks and uncertainties, and are not guarantees. Future results may differ materially from those expressed in any forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this document. We assume no obligation to update or revise any forward- looking statement as a result of new information, future events or other factors. Forward-looking statements in this document include any statements regarding the ability to complete the proposed transactions described herein on the anticipated timeline or at all, the anticipated benefits of these transactions if completed, the projected impact of these transactions on Sempra Energy’s performance or opportunities, and any other statements regarding Sempra Energy’s expectations, beliefs, plans, objectives or prospects or future performance or financial condition as a result of or in connection with these transactions. In this document, forward-looking statements can be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “projects,” “forecasts,” “should,” “could,” “would,” “will,” “confident,” “may,” “can,” “potential,” “possible,” “proposed,” “in process,” “under construction,” “in development,” “target,” “outlook,” “maintain,” “continue,” or similar expressions, or when we discuss our guidance, priorities, strategy, goals, vision, mission, opportunities, projections, intentions or expectations. 2

SAFE HARBOR (2/2) Factors, among others, that could cause our actual results and future actions to differ materially from those described in any forward-looking statements include risks and uncertainties relating to: the timing of the proposed transactions described herein; the ability to satisfy the conditions to closing these transactions; the ability to obtain regulatory approvals necessary to complete these transactions; the ability to achieve the anticipated benefits of these transactions; the effect of this communication on Sempra Energy’s or IEnova’s stock prices; transaction costs; the diversion of management time on transaction-related issues; the effects on these transactions of industry, market, economic, political or regulatory conditions outside of Sempra Energy’s control; the effects on these transactions of disruptions to Sempra Energy’s or IEnova’s respective businesses; California wildfires, including the risks that we may be found liable for damages regardless of fault and that we may not be able to recover costs from insurance, the wildfire fund established by California Assembly Bill 1054 or in rates from customers; decisions, investigations, regulations, issuances or revocations of permits and other authorizations, renewals of franchises, and other actions by (i) the Comisión Federal de Electricidad, California Public Utilities Commission (CPUC), U.S. Department of Energy, Public Utility Commission of Texas, and other regulatory and governmental bodies and (ii) states, counties, cities and other jurisdictions in the U.S., Mexico and other countries in which we do business; the success of business development efforts, construction projects and major acquisitions and divestitures, including risks in (i) the ability to make a final investment decision, (ii) completing construction projects or other transactions on schedule and budget, (iii) the ability to realize anticipated benefits from any of these efforts if completed, and (iv) obtaining the consent of partners or other third parties; the resolution of civil and criminal litigation, regulatory inquiries, investigations and proceedings, and arbitrations, including, among others, those related to the natural gas leak at Southern California Gas Company’s (SoCalGas) Aliso Canyon natural gas storage facility; the impact of the COVID-19 pandemic on our capital projects, regulatory approval processes, supply chain, liquidity and execution of operations; actions by credit rating agencies to downgrade our credit ratings or to place those ratings on negative outlook and our ability to borrow on favorable terms and meet our substantial debt service obligations; moves to reduce or eliminate reliance on natural gas and the impact of volatility of oil prices on our businesses and development projects; weather, natural disasters, pandemics, accidents, equipment failures, explosions, acts of terrorism, computer system outages and other events that disrupt our operations, damage our facilities and systems, cause the release of harmful materials, cause fires and subject us to liability for property damage or personal injuries, fines and penalties, some of which may not be covered by insurance (including costs in excess of applicable policy limits), may be disputed by insurers or may otherwise not be recoverable through regulatory mechanisms or may impact our ability to obtain satisfactory levels of affordable insurance; the availability of electric power and natural gas and natural gas storage capacity, including disruptions caused by failures in the transmission grid, limitations on the withdrawal of natural gas from storage facilities, and equipment failures; cybersecurity threats to the energy grid, storage and pipeline infrastructure, the information and systems used to operate our businesses, and the confidentiality of our proprietary information and the personal information of our customers and employees; expropriation of assets, failure of foreign governments and state-owned entities to honor their contracts, and property disputes; the impact at San Diego Gas & Electric Company (SDG&E) on competitive customer rates and reliability due to the growth in distributed and local power generation, including from departing retail load resulting from customers transferring to Direct Access and Community Choice Aggregation, and the risk of nonrecovery for stranded assets and contractual obligations; Oncor Electric Delivery Company LLC’s (Oncor) ability to eliminate or reduce its quarterly dividends due to regulatory and governance requirements and commitments, including by actions of Oncor’s independent directors or a minority member director; volatility in foreign currency exchange and interest and inflation rates and commodity prices and our ability to effectively hedge these risks; changes in tax and trade policies, laws and regulations, including tariffs and revisions to international trade agreements that may increase our costs, reduce our competitiveness, or impair our ability to resolve trade disputes; and other uncertainties, some of which may be difficult to predict and are beyond our control. These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the SEC. These reports are available through the EDGAR system free-of-charge on the SEC's website, www.sec.gov, and on Sempra Energy’s website, www.sempra.com. Investors should not rely unduly on any forward-looking statements. Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not the same companies as the California utilities, SDG&E or SoCalGas, and Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not regulated by the CPUC. Website References None of the website references in this presentation are active hyperlinks, and the information contained on, or that can be accessed through, any such website is not, and shall not be deemed to be, part of this document. 3SAFE HARBOR (2/2) Factors, among others, that could cause our actual results and future actions to differ materially from those described in any forward-looking statements include risks and uncertainties relating to: the timing of the proposed transactions described herein; the ability to satisfy the conditions to closing these transactions; the ability to obtain regulatory approvals necessary to complete these transactions; the ability to achieve the anticipated benefits of these transactions; the effect of this communication on Sempra Energy’s or IEnova’s stock prices; transaction costs; the diversion of management time on transaction-related issues; the effects on these transactions of industry, market, economic, political or regulatory conditions outside of Sempra Energy’s control; the effects on these transactions of disruptions to Sempra Energy’s or IEnova’s respective businesses; California wildfires, including the risks that we may be found liable for damages regardless of fault and that we may not be able to recover costs from insurance, the wildfire fund established by California Assembly Bill 1054 or in rates from customers; decisions, investigations, regulations, issuances or revocations of permits and other authorizations, renewals of franchises, and other actions by (i) the Comisión Federal de Electricidad, California Public Utilities Commission (CPUC), U.S. Department of Energy, Public Utility Commission of Texas, and other regulatory and governmental bodies and (ii) states, counties, cities and other jurisdictions in the U.S., Mexico and other countries in which we do business; the success of business development efforts, construction projects and major acquisitions and divestitures, including risks in (i) the ability to make a final investment decision, (ii) completing construction projects or other transactions on schedule and budget, (iii) the ability to realize anticipated benefits from any of these efforts if completed, and (iv) obtaining the consent of partners or other third parties; the resolution of civil and criminal litigation, regulatory inquiries, investigations and proceedings, and arbitrations, including, among others, those related to the natural gas leak at Southern California Gas Company’s (SoCalGas) Aliso Canyon natural gas storage facility; the impact of the COVID-19 pandemic on our capital projects, regulatory approval processes, supply chain, liquidity and execution of operations; actions by credit rating agencies to downgrade our credit ratings or to place those ratings on negative outlook and our ability to borrow on favorable terms and meet our substantial debt service obligations; moves to reduce or eliminate reliance on natural gas and the impact of volatility of oil prices on our businesses and development projects; weather, natural disasters, pandemics, accidents, equipment failures, explosions, acts of terrorism, computer system outages and other events that disrupt our operations, damage our facilities and systems, cause the release of harmful materials, cause fires and subject us to liability for property damage or personal injuries, fines and penalties, some of which may not be covered by insurance (including costs in excess of applicable policy limits), may be disputed by insurers or may otherwise not be recoverable through regulatory mechanisms or may impact our ability to obtain satisfactory levels of affordable insurance; the availability of electric power and natural gas and natural gas storage capacity, including disruptions caused by failures in the transmission grid, limitations on the withdrawal of natural gas from storage facilities, and equipment failures; cybersecurity threats to the energy grid, storage and pipeline infrastructure, the information and systems used to operate our businesses, and the confidentiality of our proprietary information and the personal information of our customers and employees; expropriation of assets, failure of foreign governments and state-owned entities to honor their contracts, and property disputes; the impact at San Diego Gas & Electric Company (SDG&E) on competitive customer rates and reliability due to the growth in distributed and local power generation, including from departing retail load resulting from customers transferring to Direct Access and Community Choice Aggregation, and the risk of nonrecovery for stranded assets and contractual obligations; Oncor Electric Delivery Company LLC’s (Oncor) ability to eliminate or reduce its quarterly dividends due to regulatory and governance requirements and commitments, including by actions of Oncor’s independent directors or a minority member director; volatility in foreign currency exchange and interest and inflation rates and commodity prices and our ability to effectively hedge these risks; changes in tax and trade policies, laws and regulations, including tariffs and revisions to international trade agreements that may increase our costs, reduce our competitiveness, or impair our ability to resolve trade disputes; and other uncertainties, some of which may be difficult to predict and are beyond our control. These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the SEC. These reports are available through the EDGAR system free-of-charge on the SEC's website, www.sec.gov, and on Sempra Energy’s website, www.sempra.com. Investors should not rely unduly on any forward-looking statements. Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not the same companies as the California utilities, SDG&E or SoCalGas, and Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not regulated by the CPUC. Website References None of the website references in this presentation are active hyperlinks, and the information contained on, or that can be accessed through, any such website is not, and shall not be deemed to be, part of this document. 3

TABLE OF CONTENTS Executive Summary Sempra Overview Transaction Overview and Key Benefits 4TABLE OF CONTENTS Executive Summary Sempra Overview Transaction Overview and Key Benefits 4

EXECUTIVE SUMMARY (1/2) Sempra is on a mission to be North America’s premier energy infrastructure company Focusing squarely on what we believe are the most attractive markets in North America 1 Investing in the portion of the energy value chain that should provide attractive risk-adjusted returns 2 1 Executing on utility-centered, $32B 5-year capital plan 3 Continuing to build liquidity and balance sheet strength to execute our plan 4 Delivering strong and sustainable earnings per common share growth 5 Helping to lead the energy transition with a focus on safe and sustainable business practices 6 1. Actual amounts expended will depend on a number of factors and may differ materially from the amounts reflected in our 5-year capital plan for 2021-2025. 5EXECUTIVE SUMMARY (1/2) Sempra is on a mission to be North America’s premier energy infrastructure company Focusing squarely on what we believe are the most attractive markets in North America 1 Investing in the portion of the energy value chain that should provide attractive risk-adjusted returns 2 1 Executing on utility-centered, $32B 5-year capital plan 3 Continuing to build liquidity and balance sheet strength to execute our plan 4 Delivering strong and sustainable earnings per common share growth 5 Helping to lead the energy transition with a focus on safe and sustainable business practices 6 1. Actual amounts expended will depend on a number of factors and may differ materially from the amounts reflected in our 5-year capital plan for 2021-2025. 5

EXECUTIVE SUMMARY (2/2)

EXCHANGE OFFER DETAILS

- Offer to exchange newly-issued shares of Sempra common stock that will be listed on the Mexican Stock Exchange (BMV)[1] for all the ordinary shares of IEnova not held directly or indirectly by Sempra
- Offer is based on an exchange ratio of 0.0323 Sempra common shares for each IEnova ordinary share
- IEnova's board of directors, considering the recommendation issued by IEnova's Corporate Practices Committee (CPC) based, among other factors, on a fairness opinion issued by the independent financial advisor to the CPC, issued its opinion concluding that the total consideration to be offered to all holders of IEnova ordinary shares in the form of shares of Sempra common stock as a result of the application of the exchange ratio is fair from a financial point of view, considering the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate as of the close of market on April 13, 2021

Sempra Energy®

EXCHANGE OFFER ANTICIPATED BENEFITS TO IENOVA SHAREHOLDERS

- ✓ Strong Valuation
- ✓ Infrastructure Platform with Growth Opportunity
- ✓ Well Diversified Infrastructure Platform
- ✓ Favorable Growth Profile
- ✓ Opportunity for Greater Returns
- ✓ Enhanced Scale & Liquidity[2]
- ✓ Strong + Sustainable Business Model

1. Bolsa Mexicana de Valores, S.A.B de C.V. (BMV).
2. Increased liquidity subject to further conditions, including but not limited to, IEnova investor having trading/custodian capabilities in international markets.

6

Sempra Energy

SEMPRA OVERVIEW 7SEMPRA OVERVIEW 7

POSITIONED IN WHAT WE BELIEVE ARE NORTH AMERICA'S MOST ATTRACTIVE MARKETS

SEMPRA MARKETS RANKED 3RD IN GLOBAL ECONOMIC ACTIVITY

2019 Gross Domestic Product[1]



$21T
$14T
$6T
United States
China
Sempra Markets[2]

2019 GDP (US$T)[1]		
1	California	$3.1
2	Texas	$1.8
3	New York	$1.8
4	Mexico	$1.3
5	Florida	$1.1

Real GDP Growth (5-Yr CAGR)[3]		
1	Texas	3.5%
2	Arizona	3.5%
3	Utah	3.5%
11	California	2.7%
24	Mexico	2.1%

SEMPRA MARKETS

We prioritize North American markets with strong fundamentals supporting smart, new energy infrastructure investments

- Top-tier position in some of the largest economies in North America[1]
- Above-average GDP growth
- Constructive regulatory environments in California and Texas
- Strong demographic trends

1. 2019 Gross Domestic Product (GDP) data, current prices are rounded in trillions of U.S.$: Bureau of Economic Analysis (BEA) "Bearfacts" (April 2020) and The World Bank national accounts data. Chart is illustrative.
2. Sempra Markets represent the aggregated 2019 GDPs, current prices in trillions of U.S.$ of California, Texas and Mexico.
3. IHS Markit Regional Economics – U.S. Regional 5-Year Real Gross State Product (GSP) forecast, as of February 20, 2020. Includes U.S. and Mexico only. Note: Forecasted GDP growth is not adjusted for the COVID-19 pandemic.

8

Sempra Energy

FOCUSED ON HIGHER-VALUE, LOWER-RISK INFRASTRUCTURE In addition to focusing on what we believe are the most attractive markets in North America, we are investing in the portion of the energy value chain that should provide attractive risk-adjusted returns Sempra Business Model Exploration Generation Distribution End Market Transmission and Production or Processing Smart, New Energy Infrastructure Higher Higher Commodity Consumer Higher Value + Lower Risk Risk Risk 9FOCUSED ON HIGHER-VALUE, LOWER-RISK INFRASTRUCTURE In addition to focusing on what we believe are the most attractive markets in North America, we are investing in the portion of the energy value chain that should provide attractive risk-adjusted returns Sempra Business Model Exploration Generation Distribution End Market Transmission and Production or Processing Smart, New Energy Infrastructure Higher Higher Commodity Consumer Higher Value + Lower Risk Risk Risk 9

OVERVIEW AND STRATEGIC RATIONALE OF SEMPRA INFRASTRUCTURE PARTNERS[1]

This new platform is expected to create scale, unlock portfolio synergies, highlight value and better position the business for growth

SEMPRA'S OBJECTIVES

1. Simplifying and scaling a single North American infrastructure platform
2. Improving Sempra's balance sheet while advancing Sempra Infrastructure Partners' ability to self-fund its growth
3. Highlighting value to our owners
4. Expecting to be accretive to earnings

EXISTING STRUCTURE


LNG
Mexico
Mexico LNG

BUSINESS SIMPLIFICATION STEPS

1. Combine LNG and Mexico under Sempra Global
2. On April 5, 2021 Sempra Energy[2] announced that it had entered into a definitive agreement to sell a non-controlling, 20% interest in Sempra Infrastructure Partners to KKR[3] for \$3.37B in cash, subject to adjustments

SEMPRA INFRASTRUCTURE PARTNERS


Renewables
LNG
Energy Networks

1. The ability to complete these transactions is subject to conditions and a number of risks and uncertainties. Please also refer to "Risk Factors" and "Capital Resources and Liquidity" in our most recent Annual Report on Form 10-K for a description of the risks and other factors associated with these transactions.
2. Sempra Energy and its wholly owned subsidiary Sempra Global. Sempra Global to be renamed Sempra Infrastructure Partners.
3. KKR Pinnacle Aggregator L.P., an affiliate of Kohlberg Kravis Roberts & Co. L.P. (KKR). KKR is a leading global investment firm.

10

Sempra Energy

TRANSACTION OVERVIEW AND KEY BENEFITS 11TRANSACTION OVERVIEW AND KEY BENEFITS 11

TRANSACTION SUMMARY

THE EXCHANGE OFFER

- Offer to exchange newly-issued shares of Sempra common stock that will be listed on the BMV for all ordinary shares of IEnova not held directly or indirectly by Sempra
- Exchange ratio of **0.0323** Sempra shares of common stock for each IEnova ordinary share
- IEnova's board of directors, considering the recommendation issued by the CPC based, among other factors, on a fairness opinion issued by the independent financial advisor to the CPC, issued its opinion concluding that the total consideration to be offered to all holders of IEnova ordinary shares in the form of shares of Sempra common stock as a result of the application of the exchange ratio is fair from a financial point of view, considering the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate as of the close of market on April 13, 2021

Date	Event
April 23, 2021	CNBV[1] approves the exchange offer
April 26, 2021	SEC[2] declares effectiveness of registration statement on Form S-4 and launch date of the exchange offer[3]
May 5, 2021	Filing of Q1 2021 Form 10-Q[4]
May 20, 2021	Withdrawal deadline[5]
May 24, 2021	Expiration date of the exchange offer[3]
May 28, 2021	Settlement date of the exchange offer

Post Exchange Offer – Intention to Delist IEnova Shares from BMV

- At least 95% of IEnova's shares must affirmatively vote to approve delisting
- Exchange offer constitutes a best efforts transaction and reaching 95% threshold is not a requirement for the exchange offer to close

1. Comisión Nacional Bancaria y de Valores (CNBV).
2. U.S. Securities and Exchange Commission (SEC).
3. Exchange offer will remain open for no less than 20 business days, with Sempra having the right to extend the offer period in its sole discretion for one or more periods of no less than five business days each, or for any period in the event that such an extension is required by the CNBV or SEC in accordance with applicable law.
4. Sempra expects to file its quarterly report on Form 10-Q for the first quarter of 2021 in English with the SEC and, through a notice for information purposes, the CNBV on May 5, 2021; Sempra will thereafter file a Spanish translation of such quarterly report with the CNBV through another notice for information purposes.
5. The last date when IEnova shareholders who have accepted the exchange offer will have the right to withdraw from their acceptance of the exchange offer.

12

Sempra Energy

KEY BENEFITS OF THE EXCHANGE OFFER The exchange offer should provide IEnova § Strong Valuation 1 shareholders with an attractive investment opportunity which has the following characteristics§ 2 Infrastructure Platform with Growth Opportunity § 3 Well Diversified Infrastructure Platform § 4 Favorable Growth Profile § 5 Opportunity for Greater Returns 1 § 6 Enhanced Scale & Liquidity § 7 Strong + Sustainable Business Model 1. Increased liquidity subject to further conditions, including but not limited to, IEnova investor having trading/custodian capabilities in international markets. 13KEY BENEFITS OF THE EXCHANGE OFFER The exchange offer should provide IEnova § Strong Valuation 1 shareholders with an attractive investment opportunity which has the following characteristics§ 2 Infrastructure Platform with Growth Opportunity § 3 Well Diversified Infrastructure Platform § 4 Favorable Growth Profile § 5 Opportunity for Greater Returns 1 § 6 Enhanced Scale & Liquidity § 7 Strong + Sustainable Business Model 1. Increased liquidity subject to further conditions, including but not limited to, IEnova investor having trading/custodian capabilities in international markets. 13

1 STRONG VALUATION

The exchange ratio implies an attractive premium for IEnova shareholders

PREMIUM OVER IENOVA'S ORDINARY SHARES AS OF NOVEMBER 27, 2020 AND RELATIVE TO SELECTED TRANSACTIONS[1]



18.7%
9.4%
30.4%
10.2%
61.0%
29.8%
30-Day Volume-Weighted Average Price (VWAP)
90-Day Volume-Weighted Average Price (VWAP)
52-Week Low 2
Median Premium in Selected Transactions 3

Source: Bloomberg.

1. Premium over the 30 and 90-Day VWAP and the 52-week low price of IEnova's ordinary shares as of November 27, 2020, the last full trading day of the week prior to Sempra's public announcement of the exchange offer, as quoted on the BMV, and based on the 5-day VWAP of Sempra's shares of common stock as quoted on the New York Stock Exchange (NYSE) as of April 9, 2021, the last full trading day of the week prior to Sempra's delivery to the CPC of the offer letter reflecting the final exchange ratio, and the 5-day average Ps. / U.S. $ exchange rate of Ps.20.1676 per U.S.$1.00 reported by the Mexican Central Bank as the FIX Rate as of that date. Based on trading days and volume-weighted average prices quoted on the BMV.
2. 52-week low refers to intra-day low, on May 20, 2020.
3. Please refer to the final prospectus included in the registration statement on Form S-4 filed with the SEC or the definitive Prospecto y Folleto Informativo filed with the CNBV for further detail on selected precedent transactions.

14

Sempra Energy

2 INFRASTRUCTURE PLATFORM WITH GROWTH OPPORTUNITY The exchange offer will provide IEnova shareholders the opportunity to invest in a company with a historically high-growth infrastructure platform, whose stock will be publicly-listed on the BMV • Sempra’s diversified investment portfolio of regulated utilities and long-term contracted energy infrastructure is expected to provide an attractive combination of stable cash flows and growth opportunity • Announced in February 2021 one of the largest 5-year capital plans in Sempra’s history, focused on smart, new energy 1 infrastructure supporting safety, reliability and cleaner energy • Providing options to meet global energy demand with North American infrastructure projects supporting energy diversification and accessibility • A leading position in what Sempra believes are the most attractive North American markets 1. Actual amounts expended will depend on a number of factors and may differ materially from the amounts reflected in our 5-year capital plan for 2021-2025. 152 INFRASTRUCTURE PLATFORM WITH GROWTH OPPORTUNITY The exchange offer will provide IEnova shareholders the opportunity to invest in a company with a historically high-growth infrastructure platform, whose stock will be publicly-listed on the BMV • Sempra’s diversified investment portfolio of regulated utilities and long-term contracted energy infrastructure is expected to provide an attractive combination of stable cash flows and growth opportunity • Announced in February 2021 one of the largest 5-year capital plans in Sempra’s history, focused on smart, new energy 1 infrastructure supporting safety, reliability and cleaner energy • Providing options to meet global energy demand with North American infrastructure projects supporting energy diversification and accessibility • A leading position in what Sempra believes are the most attractive North American markets 1. Actual amounts expended will depend on a number of factors and may differ materially from the amounts reflected in our 5-year capital plan for 2021-2025. 15

3 WELL DIVERSIFIED INFRASTRUCTURE PLATFORM

IENOVA STATUS QUO[1] | **SEMPRA U.S. GAAP EARNINGS[1]** | **SEMPRA PRO FORMA ADJUSTED EARNINGS[1]**



Business Mix
Geographic Mix
Midstream & Power 2 100%
Mexico 100%
Parent & Other Discontinued Operations 5 34%
North American Infrastructure 3 15%
U.S. Utility Infrastructure 4 51%
Mexico 6 7%
South America 8 49%
U.S. 7 44%
North American Infrastructure 3 28%
U.S. Utility Infrastructure 4 72%
Mexico 6 16%
U.S. 9 84%

The exchange offer provides IEnova shareholders the opportunity to become shareholders of a company with business and geographic diversification

1. The IEnova Status Quo charts reflect the earnings (losses) attributable to common shares of Sempra Energy's Sempra Mexico segment for the year ended December 31, 2020. The Sempra U.S. GAAP Earnings charts reflect earnings (losses) as a percentage of Sempra Energy's earnings (losses) attributable to common shares for the year ended December 31, 2020. The Sempra Pro Forma Adjusted Earnings charts reflect earnings (losses) as a percentage of Sempra Energy's earnings (losses) attributable to common shares for the year ended December 31, 2020, excluding Parent & Other and Discontinued Operations and assuming 100% ownership of IEnova. Pro Forma Adjusted Earnings is a non-U.S. GAAP financial measure. See Appendix for more information.
2. Represents IEnova's Gas, Power and Storage segments.
3. Represents Sempra's Sempra Mexico and Sempra LNG segments.
4. Represents Sempra's SDG&E, SoCalGas and Sempra Texas Utilities segments.
5. Represents Sempra's Discontinued Operations comprised of Sempra's former South American businesses and certain activities associated with those businesses, as well as Parent & Other.
6. Represents Sempra's Sempra Mexico segment, which is primarily comprised of IEnova, as well as certain holding companies and risk management activities.
7. Represents Sempra's SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments, as well as Parent & Other.
8. Represents Sempra's Discontinued Operations comprised of Sempra's former South American business and certain activities associated with those businesses.
9. Represents Sempra's SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments.

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Sempra Energy

4 FAVORABLE GROWTH PROFILE

The exchange offer results in a favorable dividend per share (DPS) growth profile supported by a strong capital commitment

- IEnova's shareholders are expected to benefit from Sempra's enhanced dividend growth prospects
- Sempra has increased its dividend per share by **~9% on a compounded annualized basis** over the last decade



Annual DPS
IENOVA (US$)[1]
$0.13
$0.14
$0.14
$0.00
$0.00
2017A
2018A
2019A
2020A
2021E



SEMPRA (US$)
$3.29
$3.58
$3.87
$4.18
$4.40
2017A
2018A
2019A
2020A
2021E

1. IEnova dividends are reported in U.S. dollars. Dividends of U.S.$200million paid August 15, 2017 were converted to U.S. dollars using that day's exchange rate of Ps.17.7755 per U.S.$1.00 as reported by the Mexican Central Bank; dividends of U.S.$210.0 million paid August 21, 2018 were converted to U.S. dollars using that day's exchange rate of Ps. 19.0305 per U.S. $1.00 as reported by the Mexican Central Bank; dividends of U.S.$220 million paid November 14, 2019 were converted to U.S. dollars using that day's exchange rate of Ps. 19.4543 per U.S.$1.00 as reported by the Mexican Central Bank.

17

Sempra Energy

5 OPPORTUNITY FOR GREATER RETURNS

TOTAL SHAREHOLDER RETURN, FIVE-YEAR PERIOD ENDED NOVEMBER 27, 2020[1]



80%
60%
40%
20%
0%
(20%)
Nov-2015
Nov-2016
Nov-2017
Nov-2018
Nov-2019
Nov-2020
53.2%
41.8%
Gap
11.5%
IEnova (Peso)
Sempra (USD)

The exchange offer will allow IEnova's investors to hold shares of Sempra common stock, which have had a superior return relative to IEnova's shares

Source: Bloomberg data from November 30, 2015 through November 27, 2020, the last full trading day of the week prior to Sempra's public announcement of the exchange offer

1. Total shareholder return is calculated as (i) the change in the stock price over the specified period plus the dividends paid during such period, divided by (ii) the stock price at the beginning of the specified period.

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Sempra Energy

6 ENHANCED SCALE & LIQUIDITY

The exchange offer will provide IEnova's investors the opportunity to transfer ownership to a larger company with a more liquid security

- Sempra has a diversified shareholder base including strong institutional investors, resulting in greater trading volumes relative to IEnova's public float
- Sempra common stock would be listed on the BMV, enabling IEnova's local investors to own a BMV-listed stake in Sempra and retain investments in Mexican energy infrastructure
- Sempra has greater scale relative to IEnova, with ~US$66.6B in assets[1] and a market capitalization of ~US$38B[2]

AVERAGE DAILY TRADING VOLUME (3 MONTHS ENDED NOVEMBER 27, 2020 IN US$M)[3]



$ 173.1
$ 6.8
Sempra
IEnova

MARKET CAPITALIZATION OF PUBLIC FLOAT AS OF NOVEMBER 27, 2020 (US$B)[4]



$37.6
$1.6
Sempra
IEnova

Note: Increased liquidity subject to further conditions, including but not limited to, IEnova investor having trading/custodian capabilities in international markets.

1. As of December 31, 2020.
2. As of November 27, 2020, the last full trading day of the week prior to Sempra's public announcement of the exchange offer.
3. Bloomberg market data as of November 27, 2020, all of which was provided by Bloomberg in U.S. dollars. Daily trading volume calculated as the sum of all trade prices multiplied by the number of shares traded at each price for each day.
4. For Sempra, represents total market capitalization as of November 27, 2020. For IEnova, represents market capitalization of outstanding shares that were not owned indirectly by Sempra as of November 27, 2020. Assumes Ps. / U.S. $ rate of $20.0467 per U.S. $1.00 reported by the Mexican Central Bank as of November 27, 2020.

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Sempra Energy

7 STRONG + SUSTAINABLE BUSINESS MODEL

ENVIRONMENTAL STEWARDSHIP

- By 2045, SDG&E aims to deliver 100% renewable or zero-carbon energy to electric utility customers
- Voluntary goal of 20% of core deliveries to include renewable natural gas by 2030 at SoCalGas
- LNG offers a cleaner energy alternative to the developing world
- Increased energy accessibility, affordability and reliability delivered through investments in Mexico

RESPONSIBLE GOVERNANCE

- Experienced and diverse Board of Directors
- ~6.5-year average in Sempra's Board tenure[2]
- ~58% of Sempra's Board is comprised of women and people of color[2] vs. a 34% average in Fortune 500 companies' Boards[3]
- Strong track record of Board refreshment

SAFETY AND STAKEHOLDERS

- A national leader in wildfire risk mitigation at SDG&E
- ~90% of Sempra's 5-year capital plan is dedicated to U.S. Utilities with a focus on safety, reliability and cleaner fuels[1]
- Enterprise-wide commitment to ongoing safety improvement
- Constructive relationships with customers, communities, regulators and legislators in the markets where Sempra operates

HIGH-PERFORMANCE CULTURE AND FOCUS ON PEOPLE

- A nationally recognized leader in Diversity + Inclusion[4]
- Management diversity: women 35% | people of color 47%[5]
- Workforce diversity: women 28% | people of color 54%[5] vs. women 24% | people of color 25% in S&P 500 utilities peers[6]
- Over 40% of total spending at CA Utilities in 2019 went to diverse suppliers[5]

The exchange offer results in opportunity to benefit from Sempra's robust business model driven by strong alignment with ESG[7] goals and a focus on high-performance culture and diversity

1. Percentage is based on 2021–2025 capital plan. Actual amounts expended will depend on a number of factors and may differ materially from the amounts reflected in our capital plan.
2. Reflects tenure and diversity of directors nominated for election at Sempra's Annual Shareholders Meeting to be held in May 2021.
3. The 2018 Board Diversity Census of Women and Minorities on Fortune 500 Boards.
4. October 2020 recipient of National Association of Corporate Directors' NXT Award and named to the Forbes JUST 100 list.
5. Sempra 2019 Sustainability Report. People of Color figure excludes IEnova. Total spending to diverse suppliers at the CA Utilities refers to non-labor O&M and capital spend.
6. Bloomberg, 2019 Sustainability Reports and Edison Electric Institute. Includes members of the S&P 500 Utilities Index when data is available.
7. Environment, Social and Governance.

20

Sempra Energy

KEY TAKEAWAYS The exchange offer implies an attractive premium that will provide IEnova shareholders the opportunity to become shareholders of Sempra Energy, which has historically provided 1 superior returns relative to IEnova Infrastructure platform Attractive combination of Greater trading volumes Strong + sustainable 2 focused on what we believe diversification, stable cash and trading liquidity business model driven by a are the most attractive flows, and growth relative to IEnova’s public high-performance culture 3 North American markets opportunity float and dedication to ESG goals + sustainable business practices 1. Over the five-year period ended November 27, 2020. 2. Increased liquidity subject to further conditions being met, including but not limited to, IEnova investor having trading/custodian capabilities in international markets. 3. Based on Bloomberg market data as of November 27, 2020, all of which was provided by Bloomberg in U.S. dollars. Daily trading volume calculated as the sum of all trade prices multiplied by the number of shares traded at each price for each day. 21KEY TAKEAWAYS The exchange offer implies an attractive premium that will provide IEnova shareholders the opportunity to become shareholders of Sempra Energy, which has historically provided 1 superior returns relative to IEnova Infrastructure platform Attractive combination of Greater trading volumes Strong + sustainable 2 focused on what we believe diversification, stable cash and trading liquidity business model driven by a are the most attractive flows, and growth relative to IEnova’s public high-performance culture 3 North American markets opportunity float and dedication to ESG goals + sustainable business practices 1. Over the five-year period ended November 27, 2020. 2. Increased liquidity subject to further conditions being met, including but not limited to, IEnova investor having trading/custodian capabilities in international markets. 3. Based on Bloomberg market data as of November 27, 2020, all of which was provided by Bloomberg in U.S. dollars. Daily trading volume calculated as the sum of all trade prices multiplied by the number of shares traded at each price for each day. 21

APPENDIX 22APPENDIX 22

RECONCILIATION TO U.S. GAAP (1/2)

Pro Forma Adjusted Earnings (Unaudited)
In millions of US$

Twelve Months ended December 31, 2020

	SDG&E	SoCalGas	Sempra Texas Utilities	U.S. Utilities[1]	Sempra Mexico[2]	Sempra LNG	North American Infrastructure[3]	Parent & Other	Discontinued Operations	Sempra Energy Consolidated
Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares	$ 824	$ 504	$ 579	**$ 1,907**	$ 259	$ 320	**$ 579**	$(562)	$ 1,840	**$ 3,764**
Earnings Attributable to IEnova Non-Controlling Interest	–	–	–	–	165	–	**165**	–	–	**165**
Excluding Parent & Other and Discontinued Operations	–	–	–	–	–	–	–	562	(1,840)	**(1,278)**
Sempra Pro Forma Adjusted Earnings[4]	$824	$504	$579	**$1,907**	$424	$320	**$744**	-	-	**$2,651**

Business Mix	U.S. Utilities[1]	Midstream & Power[5]	LNG[6]	Parent & Other	Discontinued Operations	Sempra Energy Consolidated
Percentage of Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares	51 %	7 %	8 %	(15)%	49 %	100 %
Percentage of Sempra Pro Forma Adjusted Earnings (excluding Parent & Other and Disc. Ops and assuming 100% ownership of IEnova)	72 %	16 %	12 %		–	100 %

Geographic Mix	U.S.[7]	Mexico[5]	South America[8]	Sempra Energy Consolidated
Percentage of Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares	44 %	7 %	49 %	100 %
Percentage of Sempra Pro Forma Adjusted Earnings (excluding Parent & Other and Disc. Ops and assuming 100% ownership of IEnova)	84 %	16 %	–	100 %

1. Represents Sempra's SDG&E, SoCalGas and Sempra Texas Utilities segments.
2. Sempra's Sempra Mexico segment is primarily comprised of IEnova, as well as certain holding companies and risk management activities.
3. Represents Sempra's Sempra Mexico and Sempra LNG segments.
4. Sempra Pro Forma Adjusted Earnings adjusts Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares to assume 100% ownership of IEnova and to exclude Parent & Other and Discontinued Operations.
5. Represents Sempra's Sempra Mexico segment.
6. Represents Sempra's Sempra LNG segment.
7. Represents Sempra's SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments, as well as Parent & Other.
8. Represents Sempra's Discontinued Operations comprised of Sempra's former South American business and certain activities associated with those businesses.

23

Sempra Energy

RECONCILIATION TO U.S. GAAP (2/2) Sempra prepares its Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). However, Pro Forma Adjusted Earnings is a non-U.S. GAAP financial measure, which excludes certain items from Earnings (losses) attributable to common shares and assumes 100% ownership of IEnova. Sempra’s management may use Pro Forma Adjusted Earnings internally for financial planning, for analysis of performance and for reporting of results to the board of directors. Sempra may also use Pro Forma Adjusted Earnings when communicating financial results and earnings outlook to analysts and investors. Because of the nature and/or significance of the excluded items and assumptions, management believes that this non-U.S. GAAP financial measure provides a meaningful comparison of the performance of business operations to prior and future periods. Non-U.S. GAAP financial measures are supplementary information that should be considered in addition to, but not as a substitute for, or superior to, the information prepared in accordance with U.S. GAAP. Sempra cautions investors that non-U.S. GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare current results with results from other reporting periods and with the results of other companies. 24RECONCILIATION TO U.S. GAAP (2/2) Sempra prepares its Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). However, Pro Forma Adjusted Earnings is a non-U.S. GAAP financial measure, which excludes certain items from Earnings (losses) attributable to common shares and assumes 100% ownership of IEnova. Sempra’s management may use Pro Forma Adjusted Earnings internally for financial planning, for analysis of performance and for reporting of results to the board of directors. Sempra may also use Pro Forma Adjusted Earnings when communicating financial results and earnings outlook to analysts and investors. Because of the nature and/or significance of the excluded items and assumptions, management believes that this non-U.S. GAAP financial measure provides a meaningful comparison of the performance of business operations to prior and future periods. Non-U.S. GAAP financial measures are supplementary information that should be considered in addition to, but not as a substitute for, or superior to, the information prepared in accordance with U.S. GAAP. Sempra cautions investors that non-U.S. GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare current results with results from other reporting periods and with the results of other companies. 24